Securities & Exchange Commission
Fifth Street, N.W., Judiciary Plaza 450
20549 WASHINGTON DC
U.S.A.

**Corporate Communications /
Investor Relations**

07020812

Date	January 18, 2007
Direct phone	+31 23 546 32 38
Direct fax	+31 23 546 39 12
E-mail	m.damad.vnu.com
Subject	**ADR file nr. 82-2876**

SUPPL

Dear Sirs,

Please find enclosed the following press releases, dated January 18, 2007:

VNU changing name to **The Nielsen Company.**

With kind regards,
VNU bv

Marianne Damad

PROCESSED

FEB 09 2007

THOMSON
FINANCIAL

1.1.001 02.99

The Nielsen Company
770 Broadway, New York, NY 10003
www.nielsen.com

Press Release

Contacts:
Gary Holmes (USA) +1 646 654 8975
Peter Wortel (Europe) +31 23 546 36 92
Lisa Lee (Asia Pacific) +61 404 856 072

VNU CHANGING NAME TO *THE NIELSEN COMPANY*

Newly branded, streamlined company; Focus on innovation and integrated services; Helping clients find clarity in complex markets

New York and Haarlem, the Netherlands, January 18, 2007 – In a move that emphasizes its best-known brand name and underscores its commitment to create an integrated, streamlined global organization, VNU announced today it is changing its name to *The Nielsen Company*.

"*Nielsen* is one of the great names in the information-services industry," said David L. Calhoun, chairman & chief executive officer of *The Nielsen Company*. "For more than 75 years, the *Nielsen* brand has stood for the highest standards of integrity and quality, for independence and objectivity, and for an unrelenting dedication to helping clients be more successful. The *Nielsen* name is a source of pride for everyone in our organization, and it is now the name under which we all will go to market."

Immediate steps to launch the new branding for the company include the introduction of a new corporate web site, (www.nielsen.com) and graphic identity. The new identity will be rolled out progressively by all *Nielsen* businesses during 2007.

Mr. Calhoun said that, given the company's increased focus on marketing and media information services, *Nielsen* is a name that more clearly suggests the company's position and role in the marketplace. "We are focused more intently than ever on the delivery of truly integrated marketing and media services that reveal clients' growth opportunities," Mr. Calhoun said. "We are uniquely positioned to provide clients with a complete understanding of consumer behavior, with new insights into where their markets are headed, and with high-value solutions to their business issues. We will work more closely together than ever to deliver revolutionary products and services that bring real clarity to today's complex markets."

Mr. Calhoun also said, "'*Nielsen* will be the primary name and branding that will be adopted in every part of our business. That said, there is no question that the existing identities or brand such as ACNielsen, Nielsen Media Research, Spectra, Homescan, BASES, Claritas and many others, including their respective underlying product brands, plus our many Business Media and editorial identities have tremendous meaning and equity in the marketplace. As we implement our new branding, we will protect and enhance that equity and link it appropriately to the governing Nielsen brand."

About The Nielsen Company

The Nielsen Company is a global information and media company with leading market positions and recognized brands in marketing information (ACNielsen), media information (Nielsen Media Research), business publications (Billboard, The Hollywood Reporter, Adweek) and trade shows. The privately held company has more than 42,000 employees and is active in more than 100 countries, with headquarters in Haarlem, the Netherlands, and New York, USA.

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